Mr Larry Spirgel

Assistant Director

Division of Corporate Finance

Mail Stop 3720

United States Securities and Exchange Commission

Washington D.C. 20549

USA

January 10, 2007

Dear Mr Spirgel,

Re                               Spirent Communications plc

Form 20-F for the fiscal year ended December 31, 2005

Filed June 29, 2006

File No. 1-15206

We refer to your comment letter dated December 12, 2006 requesting further information with respect to the Form 20-F described above. Please find below the explanations and further disclosures which you have requested.

Selected Consolidated Financial Information, page 6

1.              Please refer to your heading, “Other information.” Revise to place “Material one-time items, “Goodwill impairment”, “Share-based payment”, and “Operating profit before material one-time items, goodwill impairment and share-based payment” under this heading after the basic and diluted (loss)/earnings per share information.

We note your comments and will change the order of this disclosure in future filings.

2.              We note your line item, “operating profit and return on sales before material one-time items, goodwill impairment and share-based payment” here and on page 33. We also note your line item, “Return on sales” on page 33. Please provide disclosures required under Item 10 of Regulation S-K.

We note your comments and will provide a fuller disclosure in future filings.

Intangibles amortization and goodwill impairment under International Financial Reporting Standards (“IFRS”) page 32

3.              We note your disclosure that the expected revenue decline in the Service Assurance division is likely to necessitate further goodwill impairment at the interim stage. Tell us and disclose why you believe the goodwill is not currently impaired.

The trigger event for further impairment in the Service Assurance division referred to on page 32 took place in June 2006 and relates to the Service Assurance Broadband cash generating unit. This trigger event is a non-adjusting event for both IFRS and US GAAP. Consequently, the goodwill was not impaired as at December 31, 2005.

Following the identification of certain indicators of impairment a goodwill impairment charge was reported in the Service Assurance Broadband division of £37.0 million at the end of the first half of 2005. The first half of 2005 was a period in which the division’s revenues had fallen by over 50% and in which it reported a loss of some £9.0 million. During the second half of 2005 the division achieved stability having realized cost savings from actions taken at the end of the first half year.

An external valuation was obtained at November 30, 2005 for the purposes of determining whether any further impairment had arisen in respect of the Service Assurance Broadband division during the second half of 2005 based on the cash flows and assumptions applicable at that time. The valuation showed no further impairment in the division at December 31, 2005.

Certain indicators of impairment were identified during the first half of 2006. On June 14, 2006 the Company provided a trading update and reported that it was expected that a further impairment would be required in the Service Assurance division in the first half of 2006. This statement was a result of further decline in revenues from legacy products seen during the first half of 2006 and of delays in the expectation of securing contracts for new monitoring solutions for voice, video and data networks. Further restructuring actions were announced in this business at this time.

Year ended December 31, 2005 Compared with the year ended December 31, 2004 Taxation, page 45

4.              Please tell us and disclose in more details the factors that contributed to the release of the provisions that resulted in the 2005 tax credit.

Tax provisions are reviewed each year in the light of current information. On the basis of the review in 2005, £4.0 million of provisions were no longer deemed to be required. The release was in respect of provisions that had been established in 2002 for uncertain US state tax liabilities, the position on which had been resolved by 2005, and also in respect of a provision for the possible claw back of capital allowances on disposal of property in the UK which was no longer required.

Pension fund, page 51

5.              Please tell us and disclose in more detail nature of the reserves to which the deferred tax asset was written off.

The reserves to which the deferred tax asset was written off are retained earnings, reserves located within equity.

The deferred tax asset related to the pension liability was recognized at December 31, 2003 because, during the course of 2003, the Company considered the asset would be recovered by economic benefits that would flow to it in future periods.

The pension liability was almost entirely related to actuarial losses experienced in prior years. Accordingly, the deferred tax asset was recognized through equity, consistent with paragraphs 61 and 63(c) of IAS 12 ‘Income Taxes’.

Further changes in circumstances in 2005 meant the Company concluded it was no longer appropriate to recognize the deferred tax asset and in accordance with paragraph 60 of IAS 12 ‘Income Taxes’, derecognition of the deferred tax asset was recorded through equity because it related to an item previously credited to equity.

Share capital and reserves, page F-8

6. Please tell us and disclose in greater detail the basis for the cancellation of the share premium account and capital redemption reserve. In addition, tell us and disclose your accounting for the special non-distributable reserve.

A procedure exists within the UK legal framework to allow a Company to cancel its share premium or other non distributable reserves (the “Cancellation”) and to reorganize its balance sheet to establish distributable reserves. This procedure requires the approval of the High Court of England and Wales and the Company is required to make certain undertakings which maintain the protection of all creditors which existed at the date of the Cancellation. As stated on page F-8, Spirent undertook such a procedure and the Cancellation was approved by the High Court on November 24, 2004 at which point the share premium account and capital redemption reserve, which stood at £703.4 million in aggregate at this date, were cancelled and credited to the retained deficit. The excess reserves were required to be credited to a non-distributable special reserve and were allowed to be distributed in accordance with the undertakings which are described fully on page F-9. All entries which reflect the Cancellation have been recorded within equity. The special non-distributable reserve is a component of retained earnings. This process involved no change in shareholder rights or ownership.

Note 33 Reconciliation of Operating (Loss)/Profit to Cash Generated from Operations, page F-83

7. We note that you begin your reconciliation of cash flows from operating activities with operating (loss)/profit rather than net profit. Please tell us how your presentations comply with paragraph 18(b) of IAS 7.

The reconciliation is consistent with the requirement of paragraph 18(b) of IAS 7 and the Company has disclosed cash flows from operating activities as required using the indirect method. Paragraph 18(b) of IAS 7 does not specifically refer to either net profit, operating profit or profit before tax.

However, in light of the Staff’s comments we will revise the presentation for future filings.

Note 2 Research and Development costs, page F-11

8. We note that intangible assets arising on your various product development projects are recognized if, along with the other criteria, it is probable that the asset created will generate future economic benefits. Please tell us specifically how these costs met the criteria under IAS 38 for capitalization. Also, tell us how you were able to distinguish the research phase from the development phase.

The periods over which development spend may be capitalized are relatively short for Spirent, being from the point at which technological feasibility is established to that when the product goes on general release. Prior to technological feasibility being established the Company considers expenditure to be research in nature rather than development. Technological feasibility is typically not established until products are ready for general release at which point we consider the research phase to be complete and the development stage to commence. Accordingly, Spirent has therefore not yet met the criteria required under IAS 38 for capitalization and no development costs have been capitalized to date.

Note 12- (Loss)/Earnings per Share, page F-44

9. We note your use of adjusted earnings per share as a performance measure. Please provide disclosures required under Item 10 of Regulation S-K. See question 11 of our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http:/www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

IAS 33 paragraph 73 expressly permits the presentation of amounts per share using an alternative component of the income statement to that detailed in the Standard. The Company has reconciled (loss)/profit for the year as reported to adjusted earnings in note 12 and has disclosed in the note the reasons why it considers that this is measured.

However, in light of the Staff’s comments we will revise the presentation for future filings.

Note 37- IAS 19 “Employee Benefits”, page F-89

10. Please tell us in more detail and disclose the two different approaches that are permitted by IAS 19 for the recognition of actuarial gains and losses. Tell us and disclose specifically which method you have chosen.

The two different approaches permitted by IAS 19 for the recognition of actuarial gains and losses are set out below:

•                      Income statement – under this approach an employer recognizes a portion of actuarial gains and losses in its income statement to the extent that the net cumulative unrecognized gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation and 10% of the fair value of any plan assets.

•                      Balance sheet – under this approach, subject to certain conditions, where an employer recognizes its actuarial gains and losses in the period in which they occur, it may recognize them through the retained earnings component of equity.

Spirent has chosen the balance sheet approach described above and our accounting policy in this respect is disclosed in full on page F-17.

11. Please tell us how the requirement to accrue additional expense for holiday pay resulted in a credit to the income statement.

The credit to the income statement of £0.8 million in the reconciliation from UK GAAP to IFRS in 2004 resulted from a lower holiday pay accrual being recorded at December 31, 2004 in comparison to December 31, 2003.

Note 39(i) – Goodwill and other intangible assets, page F-104

12. We note that you undertook an independent valuation of the Service Assurance division which resulted in a goodwill impairment charge under IFRS. While you are not required to refer to this independent valuation, when you do, you should also disclose the name of the expert and include consents of the expert if the reference is made in a 1933 Act filing. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Revise to comply with this comment in future filings.

We agree to revise this disclosure in future filings to comply with your comments.

13. Please tell us how you determined that the Service Assurance division was the cash-generating unit.

Service Assurance Broadband is the cash generating unit (“CGU”) not the Service Assurance division and for IFRS purposes the impairment calculation has been performed on this CGU. Further clarification of this will be made in future filings.

Service Assurance Broadband has been determined a CGU because, in accordance with the definition set out in paragraph 6 of IAS 36, it is one of the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Note 39(j) – Discontinued operations, page F-110

14. We note that you announced the proposed disposal of the HellermannTyton Division in December 2005. Further, we note that on December 15, 2005 the Board accepted a formal offer from funds controlled by Doughty Hanson and Co Limited to purchase this division. Please tell us in more detail why your disposal qualified as discontinued operations under IFRS 5, including whether the disposal plan required approvals of the Board and/or shareholders. If the disposal plan required approvals of the Board and/or shareholders, tell us why it is appropriate to present the division as discontinued operations under IFRS. If the disposal plan did not require approvals of the Board and/or shareholders, tell us why it is not appropriate to present the division as discontinued operations under US GAAP. We understand that the disposal was not presented as discontinued operations under US GAAP because the sale of the division required shareholder approval.

Under IFRS 5 the asset must be available for immediate sale subject to terms that are customary for sales of such assets and its sale must be highly probable. The HellermannTyton Division was available for immediate sale in its present condition subject to terms that are usual and customary for such a disposal, such as shareholder approval. An agreement had been reached with Doughty Hanson & Co Limited on December 15, 2005. The disposal had been approved by the Board, had been announced externally and was subject to shareholder approval on January 24, 2006 and to certain other usual non-compete regulatory clearances.

Under SFAS144 the Board is additionally required to have the authority to dispose of the asset and as shareholder approval had not been obtained until January 24, 2006 the disposal could not qualify as a discontinued operation under US GAAP in the financial year ended December 31, 2005. This additional requirement for management to have the authority to dispose of the asset does not feature in IFRS 5.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely

Eric G Hutchinson

Chief Financial Officer

Spirent Communications plc